HERITAGE

BANKSHARES, INC.

200 E. Plume Street

Norfolk, Virginia 23510

Mr. Amit Pande

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Heritage Bankshares, Inc.

Item 4.02 Form 8-K

Filed March 29, 2005

File No. 000-11255

Dear Mr. Pande:

This letter will serve as the response of Heritage Bankshares, Inc. (the “Company”) to the comment set forth in the Commission’s letter dated August 12, 2005.

STAFF COMMENT:

We note that you have not yet filed amendments to your Forms 10-QSB for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. We also note that you have not yet filed your Form 10-KSB for the year ended December 31, 2004 or your Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005. Please tell us how, and when, you will file these reports.

MANAGEMENT RESPONSE:

The Company is a small community bank headquartered in Norfolk, Virginia. It has a total of five full-service branches, and its total assets are currently approximately $200 million.

On February 7, 2005, the Board appointed Michael S. Ives as President and CEO of the Company. I was subsequently appointed as Chief Financial Officer of the Company on February 15, 2005. Shortly thereafter, we began a review of various items in the Company’s financial statements and accounting records. We discovered accounting errors in the Company’s previously reported financial statements for 2004, relating to the treatment of stock options under APB 25 and the calculation of diluted earnings per share. We then concluded and announced that the financial statements for 2004 should no longer be relied upon and would need to be restated.

In light of the errors, we decided that we should not restate the 2004 Financial Statements and file 2004 Form 10-KSB until we had completed additional review of other items in our previous financial statements. Completing this review has proven to be a more difficult task than we had originally anticipated.

The Company had only three full-time accounting employees when Mr. Ives was hired, and two of those employees, the CFO and Accounting Manager, resigned within a week of his hiring. As a result, no one remaining in the accounting function at the Company knew where to find many of the financial and accounting records we needed and we had to locate them with little initial assistance. We have been further hampered by significant deficiencies in the Company’s prior record-keeping procedures, as many of the financial and accounting records that are customary for a business like the Company’s were incomplete or inaccurate.

Mr. Ives previously served as President and CEO of CENIT Bancorp, Inc., a larger publicly traded community bank, for nearly 15 years. I served as CFO of CENIT for nearly 18 years. Prior to its acquisition by SouthTrust Corporation in 2001, CENIT had total assets in excess of $630 million and total stockholders’ equity of more than $51 million. CENIT, as a publicly-traded company, fully and accurately satisfied its SEC reporting and NASDAQ obligations on a timely basis.

The Company has now added an experienced Controller, an experienced Assistant Controller, and additional accounting personnel to complete its staff. We have also engaged an independent public accounting firm to assist in our internal financial review. With this team in place, Mr. Ives and I have the experience to bring this matter to a successful conclusion.

Our continued review of various items in the Company’s financial and accounting records for 2004, as well as for prior periods, has revealed a number of errors, some of which raised complex issues and have involved substantial time to resolve. One of those errors, at this time unresolved, involves the application of SFAS 91, “Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases.” Due to the complications involved in applying SFAS 91 to the Company’s accounting records, we have not yet completed our analysis and, as a result, have not determined the impact on the Company’s financial statements when combined with the additional errors uncovered. Once the SFAS 91 analysis is complete, there could be material adjustments to the 2004 financial statements as well as previous financial statements. However, the Company’s financial position remains strong and will not be threatened by any adjustments that might be made. We have not discovered any evidence of fraud or other criminal activity.

The Commission should be assured that resolving issues relating to the Company’s financial statements and bringing its filings current is management’s highest priority. We now have the people and processes in place to complete our review and to establish policies and procedures to ensure proper reporting going forward.

In a Form 8-K filed on August 11, 2005, the Company noted that it was continuing to review its prior financial statements and anticipated completing the review by the end of the third quarter. We expect that by the end of next week we will have made additional progress in evaluating the effect of SFAS 91 on the Company’s prior financial results, which is currently the only known remaining hurdle. In any event, we have undertaken to give the Staff a status update at that time. We will also continue to keep the public apprised of developments regarding our financial review if appropriate. In that light, we have attached a draft Press Release that we expect to disseminate later this week.

COMPANY ACKNOWLEDGEMENT

In connection with our response to the Commission’s comment, the Company expressly acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may note assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate your consideration of this matter. In the meantime, please do not hesitate to contact Mr. Ives or me if you have any questions or if we can be of additional assistance.

Sincerely,

/s/ John O. Guthrie
John O. Guthrie,
Chief Financial Officer
cc:	Mr. Michael S. Ives,

President & CEO

Enclosure

HERITAGE BANKSHARES, INC.	200 East Plume Street
Norfolk, Virginia 23510

FOR IMMEDIATE RELEASE

Press Release

Contact:	John O. Guthrie
Phone:	757-523-2600

Heritage Bankshares, Inc. Updates Review of Financial Statements

Norfolk, Va.:                     , 2005 – Heritage Bankshares, Inc. (“Heritage”) (HBKS) updates the review of its financial statements.

As previously announced, earlier this year Heritage discovered accounting errors in its financial statements reported for 2004, relating to the treatment of stock options under APB 25 and the calculation of diluted earnings per share. Heritage then concluded and announced that the financial statements for 2004 should no longer be relied upon and would need to be restated.

Heritage continues to review various items in its previous financial statements and will not restate its financial statements or file its SEC reports until after that review is complete.

Heritage’s continued review of its financial and accounting records for 2004, as well as for prior periods, has revealed a number of errors, some of which raised complex issues and have involved substantial time to resolve. One of those errors, at this time unresolved, involves the application of SFAS 91, “Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases.” Due to the complications involved in applying SFAS 91 to Heritage’s accounting records, Heritage has not yet completed its analysis and, as a result, has not determined the impact on the company’s financial statements when combined with the additional errors uncovered. Once the SFAS 91 analysis is complete, there could be additional material adjustments to the 2004 financial statements as well as previous financial statements. Management believes that Heritage’s financial position remains strong and its business and operations will not be threatened by any adjustments that might be made.

Heritage is the parent company of Heritage Bank & Trust (www.heritagenorfolk.com). Heritage Bank & Trust has four full-service branches in the City of Norfolk and one branch in the City of Chesapeake. Heritage Bank & Trust provides a full range of financial services including business, personal and mortgage loans, insurance, and annuities.

Forward Looking Statements

The press release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Our “forward looking statements” include the timing of the next update, the possible materiality of the adjustments, Heritage’s financial position, and the effect of the adjustments on Heritage’s business and operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Heritage’s actual results, performance, achievements, and business strategy to differ materially from the anticipated results, performance, achievements or business strategy expressed or implied by such forward-looking statements. Factors that could cause such actual results, performance, achievements and business strategy to differ materially from anticipated results, performance, achievements and business strategy include: general and local economic conditions, competition, capital requirements of the planned expansion, customer demand for Heritage’s banking products and services, and the risks and uncertainties described in Heritage’s most recent Form 10-KSB filed with the Securities and Exchange Commission. Heritage disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.